Filed under Rule 433
File Nos. 333-133514 and 333-133514-02
May 15, 2006
$160,000,000
Sovereign Capital Trust V
guaranteed to the extent set forth in the Prospectus Supplement dated May 15, 2006 by Sovereign Bancorp, Inc.
7.750 % Capital Securities

Issuer:	Sovereign Capital Trust V

Security Ratings:	Ba1 / BB (stable outlook / positive outlook) (Moody’s / S&P)

Securities Offered:	6,400,000 Capital Securities ($25 liquidation amount per security)

Pricing Date:	May 15, 2006

Settlement Date:	May 22, 2006 (T+5)

Public Offering Price:	$25.00 per Capital Security

Maturity:	May 15, 2036

Guarantor:	Sovereign Bancorp, Inc.

Guarantee:	Sovereign Bancorp, Inc. will guarantee the Capital Securities to the extent described in the Prospectus Supplement dated May 15, 2006.

Indicated Annual Distributions:
7.750% per annum. Distributions are cumulative from the date of original issuance of the Capital Securities and are payable quarterly in arrears on each February 15th, May 15th August 15th and November 15th of each year, commencing August 15th, 2006.

Deferral Provision:
Sovereign can elect to defer payments on the Capital Securities for up to 20 consecutive quarterly periods if payments on the Junior Subordinated Notes are also deferred but not beyond the maturity date for the junior subordinated notes. Any deferred payments will accrue additional interest at an annual rate of 7.750%, compounded quarterly. With certain exceptions, payment deferral will not allow Sovereign to i) declare or pay any dividend on, make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any shares of the Company’s capital stock, nor ii) make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by the Company that rank equally with or junior to the Junior Subordinated Notes.

Optional Redemption:
The Capital Securities may be redeemed in whole or in part at any time or from time to time on or after May 22nd, 2011 at a price equal to the liquidation amount plus accumulated but unpaid distributions to the date of redemption. Optional Redemption will be subject to the Office of Thrift Supervision’s (the “OTS”) prior approval, if such approval is required at the time.

Listing:	NYSE (Expected)

Joint Book-running Mangers: (3)	Citigroup Global Markets, Inc. (Physical Bookrunner) Bear, Stearns & Co. Inc. JPMorgan

Co-Managers: (4)	Janney Montgomery Scott LLC Ryan Beck & Co. Santander Investment Sovereign Securities Corporation
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407.